EXHIBIR 1.2
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THE  STOCK  EXCHANGE  OF HONG  KONG  LIMITED  TAKES NO  RESPONSIBILITY  FOR THE
CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIM ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THE ANNOUNCEMENT.


                             [GRAPHIC OMITTED LOGO]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [Chinese Characters Omitted]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                                STOCK CODE: 1135

                            DISCLOSEABLE TRANSACTION

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SUMMARY

The Company announces that on 31 August 2007, Asia Satellite Telecommunications Company Limited ("AsiaSat"), an indirectly wholly-owned subsidiary of the Company, has entered into a share purchase agreement ("First Agreement") with the First Vendor and also a share purchase agreement ("Second Agreement") with the Second Vendor to purchase their entire shareholding of 23.39% and 1.26% respectively in SpeedCast Holdings Limited ("SpeedCast"), the then associate company of AsiaSat at an aggregate consideration of approximately US$2.96 million (HK$23.07 million*) in cash, which is funded by the internal resources of AsiaSat.

Upon completion of the transactions under these agreements ("Transaction"), the shareholding of AsiaSat in SpeedCast increases from 47.36% to 72.01% and SpeedCast becomes a subsidiary of AsiaSat.

As one of the applicable percentage ratios exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction pursuant to Chapter 14 of the Listing Rules and is subject to the announcement and circular requirements under Chapter 14 of the Listing Rules.

Established in 2000, the principle business of SpeedCast is an investment holding company that directly owns 100% shareholding of SpeedCast Limited, a company that provides two way backbone and broadband solutions to a diversified market portfolio in a number of countries. The conducting of this Transaction is a step forward in realising the strategic goal of the Company in simplifying the shareholding structure of SpeedCast to allow more flexible funding on SpeedCast Limited to support its further expansion. The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole.

A circular containing further details of this Transaction will be sent to the Shareholders accordingly.

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INTRODUCTION

The Company announces that on 31 August 2007, Asia Satellite Telecommunications Company Limited ("AsiaSat"), an indirectly wholly-owned subsidiary of the Company, has entered into a share purchase agreement ("First Agreement") with the First Vendor and also a share purchase agreement ("Second Agreement") with the Second Vendor to purchase their entire shareholding of 23.39% and 1.26% respectively in SpeedCast Holdings Limited ("SpeedCast"), the then associate

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

company of AsiaSat at an aggregate consideration of approximately US$2.96 million (HK$23.07 million*) in cash.
FIRST AGREEMENT AND SECOND AGREEMENT DATE 31 August 2007.

PARTIES
First Vendor:    Tech System  Limited is an  investment  holding  company and a shareholder of 23.39% of the issued share capital of SpeedCast
                 and  its   ultimate   beneficial   owner(s)  are  third  party
                 independent of the Company and its connected persons as defined in the Listing Rules;

Second Vendor:   Yahoo! Inc., an internet business company and a shareholder of
                 1.26% of the issued share capital of SpeedCast and its ultimate beneficial owner(s) are third party independent of the Company and its connected persons as defined in the Listing Rules; and

Purchaser:       AsiaSat, an indirectly wholly-owned subsidiary of the Company.

SUBJECT MATTER
Pursuant to the First Agreement and the Second Agreement, AsiaSat purchased from the First Vendor and Second Vendor their entire shareholding of 23.39% and 1.26% respectively in SpeedCast, the then associate company of AsiaSat. Upon completion of this Transaction, the shareholding of AsiaSat in SpeedCast increases from 47.36% to 72.01% and SpeedCast becomes a subsidiary of AsiaSat.

CONSIDERATION
The aggregate consideration of the First Agreement and Second Agreement was approximately US$2.96 million (HK$23.07 million*) in cash which is funded by the internal resources of AsiaSat. The consideration of the Transaction was negotiated on an arm's length basis having regard to the value of the revenue, assets, profits and the business prospects of SpeedCast.

SPEEDCAST
Established in 2000, the principle business of SpeedCast is an investment holding company which directly owns 100% shareholding of SpeedCast Limited, a company that provides two way backbone and broadband solutions to a diversified market portfolio in a number of countries. AsiaSat made its initial investment into SpeedCast in April 2000 and gradually increased its shareholding in SpeedCast to 47.36% up to April 2004. There was no change in the shareholding of AsiaSat in SpeedCast since then until the completion of the Transaction.

The book value of the total assets and net assets in SpeedCast as at the date of the Transaction were approximately HK$44 million and HK$11 million respectively whereas the net profits (both before and after taxation) attributable to the assets of SpeedCast for the two financial years immediately

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preceding the Transaction were approximately  HK$0.4 million at the end of 2005 and HK$5.2 million at the end of 2006.

REASONS AND BENEFITS OF THE ACQUISITION OF SPEEDCAST
The conducting of this Transaction is a step forward in realising the strategic goal of the Company in simplifying the shareholding structure of SpeedCast to allow more flexible funding on SpeedCast to support its further expansion. The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole.

INFORMATION TO SHAREHOLDERS
As one of the applicable percentage ratios exceeds 5% but is less than 25%, the Transaction constitutes a discloseable transaction pursuant to Chapter 14 of the Listing Rules and is subject to the announcement and circular requirements under Chapter 14 of the Listing Rules.

A circular containing further details of this Transaction will be sent to the Shareholders accordingly.

DEFINITIONS
In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"ASIASAT"                  Asia Satellite  Telecommunications  Company Limited,
                           an indirectly wholly-owned subsidiary of the Company incorporated under the laws of the Hong Kong Special
                           Administrative Region having its registered office in Hong Kong and with its principle business being the provision of satellite services to broadcasting and telecommunications markets;

"AGREEMENTS"               collectively  the  First  Agreement  and the  Second
                           Agreement;

"COMPANY"                  Asia Satellite  Telecommunications Holdings Limited,
                           incorporated  under  the laws of  Bermuda,  with its
                           principle   business  being  an  investment  holding
                           company that indirectly owns 100%  shareholdings  of
                           AsiaSat.  The  principle  business of AsiaSat is the
                           provision of satellite  services to broadcasting and
                           telecommunications   markets.   The  shares  of  the
                           Company  are  listed on the main  board of the Stock
                           Exchange;

"DIRECTORS"                the directors of the Company;

"FIRST AGREEMENT"          the share  purchase  agreement  entered into between
                           the First Vendor and AsiaSat on 31 August 2007 for the purchase by AsiaSat the entire shareholding of 23.39% of the First Vendor in SpeedCast;

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

"FIRST VENDOR"             Tech System Limited;

"HK$"                      Hong Kong dollars, the lawful currency of Hong Kong;

"HONG KONG"                the Hong Kong Special  Administrative  Region of the
                           People's Republic of China;

"LISTING RULES"            the Rules Governing the Listing of Securities on the
                           Stock Exchange;

"SECOND AGREEMENT"         the share  purchase  agreement  entered into between
                           the Second Vendor and AsiaSat on 31 August 2007 for the purchase by AsiaSat the entire shareholding of 1.26% of the Second Vendor in SpeedCast;

"SECOND VENDOR"            Yahoo! Inc.;

"SHAREHOLDERS"             the shareholders of the Company;

"SPEEDCAST"                SpeedCast Holdings Limited,  a company  incorporated
                           in the Cayman Islands with limited liability and its
                           principle   business  being  an  investment  holding
                           company  that owns 100%  shareholding  of  SpeedCast
                           Limited;

"SPEEDCAST LIMITED"        SpeedCast  Limited,  a  wholly-owned  subsidiary  of
                           SpeedCast  incorporated  under  the laws of the Hong
                           Kong  Special   Administrative   Region  having  its
                           registered office in Hong Kong;

"STOCK EXCHANGE"           The Stock Exchange of Hong Kong Limited;

"TRANSACTION"              the transactions  contemplated under First Agreement
                           and Second Agreement;

"US$" United States dollars, the lawful currency of the United Sates of America; and

"%"                        per cent.

                                                      BY ORDER OF THE BOARD
                                                            SUE YEUNG
                                                        Company Secretary


Hong Kong, 12 September 2007

AS AT THE DATE OF THIS ANNOUNCEMENT, THE BOARD COMPRISES 13 DIRECTORS. THE EXECUTIVE DIRECTORS ARE MR. PETER JACKSON AND MR. WILLIAM WADE. THE NON-EXECUTIVE DIRECTORS ARE MR. MI ZENG XIN (CHAIRMAN), MR. RONALD J. HERMAN, JR. (DEPUTY CHAIRMAN), MR. JOHN F. CONNELLY, MR. MARK CHEN, MS. NANCY KU, MR. DING YU CHENG, MR. KO FAI WONG AND MR. JU WEI MIN. THE INDEPENDENT NON-EXECUTIVE DIRECTORS ARE PROFESSOR EDWARD CHEN, MR. ROBERT SZE AND MR. JAMES WATKINS.

NOTE:
* The conversions of US dollars into HK dollars are for convenience only and have been made at a rate of US$1.00 to HK$7.80. Such conversions should not be construed as representations that the US dollar amounts could be converted into HK dolloars at that or any other rate.


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